Exhibit 99.1

www.srtelecom.com

News Release

Source:
SR Telecom	MaisonBrison
Serge Fortin, President and CEO	Rick Leckner
Tel.: (514) 335-2429, Ext. 4011	Tel.: (514) 731-0000
Marc Girard, CFO
Tel.: (514) 335-2429, Ext. 4690

SR TELECOM REPORTS SECOND QUARTER RESULTS
•	Revenue at $19.4M, up 36% year-over-year
•	Operating loss from continuing operations down to $16.9M
•	Outsourcing transition influences Q2
•	Deliveries expected to be back on schedule in Q4

MONTRÉAL, August 10, 2006 - SR Telecom Inc. (TSX: SRX), a leading vendor of licensed OFDM solutions for broadband access networks with its symmetryTM products, today announced its results for the second quarter ended June 30, 2006. All dollar figures are in Canadian funds unless otherwise indicated.

SR Telecom’s consolidated revenue improved 35.6% to $19.4 million in the second quarter of 2006 compared to $14.3 million in the second quarter of 2005. However, Q2 2006 revenue and gross margin were lower than anticipated as product shipments were delayed by issues related to the execution of SR Telecom’s plan to outsource its manufacturing.

“We are encouraged by the revenue growth we achieved across all sales regions in the second quarter. This is a strong indication that we have made tremendous strides in re-establishing SR Telecom’s reputation as a leading global provider of broadband wireless technology. Still, these improved results did not meet our expectations due to issues related to the transition from in-house manufacturing to our contact manufacturers,” stated Serge Fortin, President and Chief Executive Officer of SR Telecom. “The decision to outsource manufacturing to strong partners was the right one, and it remains a vital component of our business plan. We have adopted a comprehensive plan to resolve the issues and are working closely with our partners to improve the Company’s processes and fully re-establish the supply chain. We expect deliveries will be back on schedule during the fourth quarter.”

Consolidated Second Quarter Results
SR Telecom's consolidated revenue for the second quarter 2006 was up 35.6% to $19.4 million, compared to $14.3 million in the second quarter of 2005. This improvement is entirely the result of increased revenue in the Corporation's core Wireless Telecommunications Products segment. Operating loss from continuing operations for the second quarter was reduced to $16.9 million from $24.2 million in the prior year. Consolidated net loss was $17.3 million compared to a net loss of $30.7 million for the same period last year.

Year-to-date, consolidated revenue was $43.7 million, up 52.5% from $28.6 million in the first six months of 2005. Operating loss from continuing operations for the first half of 2006 was $27.2 million compared to $34.5 million in the same period a year ago. The year-to-date consolidated net loss totalled $30.9 million compared to $44.4 million in the first six months of the prior year.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Segment Results

Wireless Telecommunications Products Segment
Second quarter revenue in SR Telecom’s core Wireless Telecommunications Products segment increased across all geographic regions to reach $14.8 million, compared to $9.6 million in the same quarter in 2005. This increase is mainly attributable to the continued effects of increased supplier credit and the production ramp-up that began in the first quarter of the year. However, equipment revenue was impacted by $1.9 million in late delivery penalties, which were incurred due to product shipment delays related to the outsourcing issues.

Gross profit as a percentage of revenue was reduced to negative 4% in the second quarter, principally due to a weaker customer and product sales mix as well as the penalties incurred for late deliveries. In dollar terms, gross profit was negative $0.5 million for the second quarter of 2006 compared to $1.8 million for the same period in 2005.

Second quarter operating loss from continuing operations for this segment totalled $17.7 million, compared to $22.9 million for the corresponding period last year. The second quarter of 2005 included restructuring charges of $13.7 million. Excluding the impact of restructuring charges, the Q2 2006 operating loss from continuing operations was impacted by lower gross profit and higher selling, general and administrative (SG&A) expenses which increased by $5.9 million compared to the second quarter of last year due to a higher depreciation expense relating to an increase in the value of assets following adoption of fresh start accounting, a one-time charge relating to compensation expenses and professional fees pertaining to the outsourcing of manufacturing. Net loss from continuing operations for this segment totalled $18.6 million compared to $24.9 million in the prior period.

For the 2006 six-month period, wireless product revenue increased substantially from $18.8 million to $34.0 million, reflecting the same positive factors that affected the second quarter of 2006. Operating loss from continuing operations for the first half of 2006 was $29.2 million compared to $33.6 million for the same period last year. Year-to-date net loss from continuing operations for this segment totalled $32.8 million, down from $37.4 million during the corresponding period in 2005.

Backlog at the end of the second quarter stood at $28.6 million, the majority of which will be delivered in the third quarter of this year. This compares to $28.2 million at the end of 2005 and $32.8 million at the end of the first quarter of 2006.

Telecommunications Service Provider Segment (CTR)
Net revenue in the Company’s wholly owned subsidiary, Chilean service provider CTR, decreased slightly to $4.6 million for the three months ended June 30, 2006. This compares to $4.7 million for the same three months in 2005. Net revenue also declined slightly in Chilean pesos, totalling 2.1 billion pesos for the second quarter of 2006 compared to 2.2 billion pesos one year ago. This decrease is attributable to lower traffic in rural areas due to the growth of cellular services and competition.

Second quarter operating income at CTR was $0.8 million, compared to an operating loss of $1.3 million in the same period last year. This increase is primarily related to a significant decline in operating expenses resulting from a lower depreciation expense following the adoption of fresh-start accounting in November 2005. Operating expenses in the second quarter of the prior year also included additional legal and professional expenses related to the renegotiation of CTR’s loans. Net income at CTR rose to $1.2 million for the second quarter, compared to a net loss of $2.2 million for the corresponding period in 2005.

Year-to-date revenue in Canadian dollars at CTR was $9.7 million, a slight decrease from $9.9 million for the first half of 2005. In Chilean peso terms, revenue for the six-month period decreased to 4.5 billion pesos from the 4.6 billion pesos in revenue generated in the first six months of 2005. Operating income for the first half of 2006 was $2.0 million compared to an operating loss of $0.9 million in the corresponding period one year ago. Year-to-date net income for this segment was $1.3 million compared to the $3.1 million net loss recorded for the same period last year.

Financial position at June 30, 2006
The Company’s consolidated cash, including restricted cash, increased to $21.2 million at June 30, 2006 from $10.2 million at December 31, 2005. This increase is attributable to the proceeds from the private placement completed during the first quarter of 2006, offset by cash used to fund operations and working capital requirements. The accounts receivable balance at the end of the second quarter 2006 was $46.9 million, up significantly from $33.0 million as at December 31, 2005, reflecting an increase in sales volume.

“Our focus in the third quarter will be to quickly resolve the outsourcing issues while maintaining our resolve to contain operating costs,” stated Marc Girard, newly-appointed Chief Financial Officer of SR Telecom. “While cash was used in the second quarter 2006 to fund operations and working capital requirements, we believe, based on our current expectations, that we have adequate liquidity to carry out our business plan over the next twelve months.”

Note: In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting, which the Corporation adopted on November 30, 2005.

Q2 Operational Highlights
•
On April 10, SR Telecom and Microelectronics Technology Inc. (MTI) announced an agreement for the co-design of advanced WiMAX access radio systems. MTI is Taiwan’s leading manufacturer of microwave communication equipment. SR Telecom and MTI will further develop the advanced radio solutions for subscriber station and base station radio units for the symmetryMX™ WiMAX product portfolio.

•
On May 23, SR Telecom announced that its symmetryMX™ solution has received WiMAX Forum CertificationTM, which is awarded to systems that meet or exceed the specifications outlined in the IEEE 802.16-2004 and ETSI HiperMAN standards.

•
On May 26, SR Telecom announced the first order of a multi-year contract with Duke Energy, a North American leader in developing natural gas energy infrastructure and in connecting major natural gas supply sources. Duke selected the SR Telecom’s WiMAX-certified symmetryMX™ solution to support voice and broadband data services throughout the Rocky Mountain region of northeastern British Columbia.

•
On June 10, SR Telecom announced the award of a CDN $3 million new contract for its SR500s point-to-multipoint fixed wireless access system from Iberinco, a leading engineering firm based in Spain. Iberinco selected the SR500s for its versatility in transporting voice and data signals at varying speeds and formats.

Outlook

“The outsourcing challenges we encountered during the second quarter are a temporary setback in what otherwise has been a successful rebuilding process for SR Telecom. We are optimistic in our ability to resolve this situation and regain the positive momentum we generated in the first quarter of 2006. These issues, nonetheless, will have an impact on our third quarter results as we expect a portion of our product shipments will be delayed until the fourth quarter of this year.” concluded Mr. Fortin.

The Company is encouraged by the prospects in its core wireless business and expects sales in this segment to grow during the second half of this year. The global telecommunications industry recognizes the potential of WiMAX technology as a cost-effective means to deliver voice, data and Internet services to subscribers in urban, suburban and rural areas. SR Telecom is poised to play a prominent role in this promising market. Going forward, the Company will continue to leverage its core strengths, which include the exceptional symmetry platform and a proven, unmatched global experience and expertise in deploying broadband wireless solutions.

Conference call, webcast and supplemental financial information
SR Telecom will hold a conference call on Friday, August 11, 2006 at 10:00 a.m. EDT to discuss its results for the second quarter of 2006 and update investors on operating progress.

SR Telecom President and Chief Executive Officer Serge Fortin and Chief Financial Officer Marc Girard will host the conference call, which will include a question and answer session. To participate, investors, analysts and media may dial toll-free 1 800 218-9073. The second quarter of 2006 financial results news release, unaudited financial statements and notes, management’s discussion and analysis and supplemental information will be posted on www.srtelecom.com and will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

An instant replay of the conference call will be available for one week starting at noon on Friday, August 11, 2006. To listen, interested participants should dial toll-free 1 877 289-8525. The access code is 21199027#. An archived version of the webcast will also be available starting at 10 a.m. August 11, 2006 on www.srtelecom.com.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

SR Telecom provides WiMAX solutions for voice, data and Internet access applications with its new symmetryMXTM technology. SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative, which promotes the deployment of broadband wireless access networks using a global standard that is being certified for interoperability of products and technologies. For more information, visit www.srtelecom.com.

Certain information in this news release, in various filings with Canadian and U.S. regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of August 10, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and U.S. regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS EXPECTATIONS OF SR TELECOM AS OF AUGUST 10, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE. HOWEVER, SR TELECOM EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at	June 30, 2006	December 31, 2005
(in thousands of Canadian dollars)	$	$

Assets
Current assets
Cash and cash equivalents	11,132	9,479
Short-term restricted cash	10,103	732
Accounts receivable, net	46,888	33,011
Income taxes receivable	3,532	2,484
Inventory	30,059	30,863
Prepaid expenses	3,994	4,340
Total current assets	105,708	80,909

Investment tax credits	4,616	4,616
Property, plant and equipment, net	54,899	57,842
Intangible assets, net	37,643	41,904
Other assets, net	2,187	2,280
Total assets	205,053	187,551

Liabilities
Current liabilities
Accounts payable and accrued liabilities	35,250	35,553
Customer advances	1,604	1,152
Current portion of lease liability	-	4,197
Current portion of long-term debt	32,529	34,581
Total current liabilities	69,383	75,483

Long-term credit facility	48,072	47,862
Long-term liability	1,673	1,749
Long-term debt	412	479
Convertible redeemable secured debentures	2,512	40,630
Total liabilities	122,052	166,203

Shareholders' Equity
Capital stock	350,171	230,086
Equity component of convertible redeemable secured debentures	1,008	27,785
Contributed surplus	212	-
Deficit, pre-fresh start accounting	(227,142)	(227,142)
Deficit	(41,248)	(9,381)
Total shareholders' equity	83,001	21,348

Total liabilities and shareholders' equity	205,053	187,551

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the three months ended June 30,
(in thousands of Canadian dollars, except per share information)	2006	2005
		Pre-fresh start accounting
	$	$
Revenue
Equipment	13,022	8,154
Services	1,796	1,426
Telecommunications	4,570	4,719
Total revenue	19,388	14,299

Cost of revenue
Equipment	13,805	7,341
Services	1,540	488
Total cost of revenue	15,345	7,829

Gross profit	4,043	6,470

Agent commissions	106	306
Selling, general and administrative expenses	13,509	7,634
Research and development expenses, net	3,371	2,996
Telecommunications operating expenses	3,772	5,979
Restructuring, asset impairment and other charges	148	13,745
Operating loss from continuing operations	(16,863)	(24,190)

Finance charges, net	3,098	2,474
(Gain) loss on foreign exchange	(2,563)	355
Loss from continuing operations before income taxes	(17,398)	(27,019)
Income tax (recovery) expense	(1)	103
Loss from continuing operations	(17,397)	(27,122)
Earnings (loss) from discontinued operations, net of income taxes	70	(3,555)
Net loss	(17,327)	(30,677)

Basic and diluted
Loss per share from continuing operations	(0.02)	(1.54)
Loss per share from discontinued operations	-	(0.20)
Net loss per share	(0.02)	(1.74)

Basic and diluted weighted average number of common shares outstanding (in thousands)	730,131	17,610

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the six months ended June 30,
(in thousands of Canadian dollars, except per share information)	2006	2005
		Pre-fresh start accounting
	$	$
Revenue
Equipment	30,625	15,444
Services	3,358	3,349
Telecommunications	9,693	9,853
Total revenue	43,676	28,646

Cost of revenue
Equipment	27,199	14,660
Services	3,198	1,432
Total cost of revenue	30,397	16,092

Gross profit	13,279	12,554

Agent commissions	242	757
Selling, general and administrative expenses	23,659	15,268
Research and development expenses, net	6,288	6,518
Telecommunications operating expenses	7,697	10,763
Restructuring, asset impairment and other charges	2,594	13,745
Operating loss from continuing operations	(27,201)	(34,497)

Finance charges, net	7,079	4,715
(Gain) loss on foreign exchange	(2,857)	1,099
Loss from continuing operations before income taxes	(31,423)	(40,311)
Income tax expense	58	236
Loss from continuing operations	(31,481)	(40,547)
Earnings (loss) from discontinued operations, net of income taxes	579	(3,896)
Net loss	(30,902)	(44,443)

Basic and diluted
Loss per share from continuing operations	(0.05)	(2.30)
Loss per share from discontinued operations	-	(0.22)
Net loss per share	(0.05)	(2.52)

Basic and diluted weighted average number of common shares outstanding (in thousands)	608,888	17,610

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the six months ended June 30,
	2006	2005
		Pre-fresh start accounting
(in thousands of Canadian dollars)	$	$
Deficit, beginning of period	(9,381)	(180,561)
Net loss	(30,902)	(44,443)
Share issue costs	(965)	-
Deficit, end of period	(41,248)	(225,004)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ended June 30,
(in thousands of Canadian dollars)	2006	2005
		Pre-fresh start accounting
	$	$
Cash flows used in continuing operating activities
Loss from continuing operations	(17,397)	(27,122)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,012	2,962
Restructuring, asset impairment and other charges	-	16,619
Loss on disposal of property, plant and equipment	139	2
Financing charges	1,147	-
Stock-based compensation	212	70
Increase in lease liability	-	150
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items	(609)	803
Unrealized foreign exchange	(3,517)	(3)
	(16,013)	(6,519)

Cash flows (used in) provided by continuing financing activities
Issuance of credit facility	-	12,386
Repayment of long-term debt and lease liability	(600)	-
Increase in other assets	-	(4,403)
	(600)	7,983

Cash flows (used in) provided by continuing investing activities
(Increase) decrease in restricted cash	(9,371)	446
Purchase of property, plant and equipment	(1,767)	(501)
Proceeds on disposal of property, plant and equipment	395	64
Increase in other assets	(181)	-
	(10,924)	9

(Decrease) increase in cash and cash equivalents
Continuing operations	(27,537)	1,473
Discontinued operations	-	(1,644)
Decrease in cash and cash equivalents	(27,537)	(171)

Cash and cash equivalents, beginning of period	38,669	5,319
Cash and cash equivalents, end of period	11,132	5,148

Supplemental Information
Cash paid for:
Interest	1,849	1,395
Income taxes	124	7
Non-cash financing and investing activities:
Shares issued upon conversion of 10% redeemable secured convertible debentures	381	-

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the six months ended June 30,
(in thousands of Canadian dollars)	2006	2005
		Pre-fresh start accounting
	$	$
Cash flows used in continuing operating activities
Loss from continuing operations	(31,481)	(40,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,775	5,563
Restructuring, asset impairment and other charges	1,292	16,678
Loss (gain) on disposal of property, plant and equipment	595	(60)
Financing charges	3,142	-
Stock-based compensation	212	139
Increase in lease liability	-	150
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items	(12,990)	13,236
Unrealized foreign exchange	(3,744)	401
	(35,199)	(4,440)

Cash flows provided by continuing financing activities
Issuance of credit facility	-	12,386
Repayment of long-term debt and lease liability	(4,665)	(1,314)
Proceeds from issue of shares, net of share issue costs	53,310	-
Increase in other assets	-	(4,756)
	48,645	6,316

Cash flows used in continuing investing activities
Increase in restricted cash	(9,371)	(651)
Purchase of property, plant and equipment	(2,801)	(1,112)
Proceeds on disposal of property, plant and equipment	560	315
Increase in other assets	(181)	-
	(11,793)	(1,448)

Increase in cash and cash equivalents
Continuing operations	1,653	428
Discontinued operations	-	171
Increase in cash and cash equivalents	1,653	599

Cash and cash equivalents, beginning of period	9,479	4,549
Cash and cash equivalents, end of period	11,132	5,148

Supplemental Information
Cash paid for:
Interest	3,669	1,404
Income taxes	184	41
Non-cash financing and investing activities:
Shares issued upon conversion of 10% redeemable secured convertible debentures	62,998	-